February 10, 2023

Division of Corporate Finance
Office of Technology
United States Securities and Exchange Commission
Washington, DC 20549

Attn: Joyce Sweeney, Senior Staff Accountant
Kathleen Collins, Accounting Branch Chief

RE:    Skillz Inc. Form 10-K for the Year Ended December 31, 2021 Filed March 1, 2022
Form 10-Q for the Quarterly Period Ended September 30, 2022 Filed November 7, 2022
File No. 001-39243

Dear Mses. Sweeney and Collins,

Set forth below are the responses of Skillz Inc. (the “Company” or “we”) to the comments of the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance of the Commission (the “Staff”) set forth in the Staff’s letter to the Company dated January 11, 2023 (the “Comment Letter”).

For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response.

Form 10-Q for the Quarterly Period Ended September 30, 2022
Management's Discussion and Analysis of Financial Condition and Results of Operations Overview, page 29

1.We note from your response to prior comment 1 that at three months the majority of the PMAUs have churned such that approximately 20% of the users in the cohort continue to be paying users. To provide balance for your disclosure on page 31 that each cohort contributes predictably to revenue over its life, please disclose the extent to which you experience churn of paying active users and describe any changes in churn/retention during the periods presented.

Response:

In response to the Staff’s comment, we propose to revise our disclosure in a manner set forth below to, among other things, (1) eliminate the reference that our cohorts contribute “predictably” to our revenue, (2) note that approximately 20% of users in our cohorts remain active after three months and the balance of our users have churned by that period and (3) indicate that our retention curve continues to flatten thereafter over time. In addition, and again, as noted below, we propose to add a description of relative changes in user retention during the reporting period as well as the factors contributing to such change (added/deleted disclosure is denoted by strike/underline):

Our unit economics — Our proprietary and highly scalable software platform produces revenue at a low direct cost, contributing to our gross margins. Once acquired, each user cohort contributes ~~predictably~~ to revenue over its life~~.~~ such that at three months, approximately 20% of users in a cohort continue to be paying users and the balance of PMAU’s have churned. Thereafter, our retention curve continues to flatten with a limited portion of users continuing to contribute to revenue in each cohort for years after. A cohort is all the users acquired in the period presented. A user is considered part of a cohort based on the first time they make a deposit and enter a paid tournament. Once a user is considered part of a cohort, they are always counted in that cohort. During the three and nine months ended September 30, 2022, we experienced lower than average user retention driven by reduced user incentives, product features changes and macroeconomic conditions.

2.You also state in your response that the estimated payback period for your Q4 2021 and Q3 2022 cohorts was approximately 50 and 19 months, respectively. Please tell us whether the estimated payback periods for the cohorts in the first three quarters of fiscal 2021 were generally consistent with the Q4 2021 cohort. Additionally, describe for us the changes in conditions, assumptions or estimates that resulted in the significant increase in the average expected payback period from 4 months for fiscal 2018, 2019, and 2020 cohorts as disclosed in the Form S-1 filed August 17, 2021 to 50 months for the Q4 2021 cohort. Finally, please explain to us why the estimated payback period for the Q3 2022 cohort remains significantly longer than the 2020 cohorts despite UA marketing costs being at significantly lower levels as compared to 2020.

Response:

The estimated payback periods for cohorts increased sequentially quarter over quarter during fiscal 2021. These increases in average expected payback periods primarily were the result of higher customer acquisition costs and declines in our projected gross profit per paying user.

In our prior response, dated December 23 2022, our payback periods were calculated using an internally tracked metric which approximated revenue after engagement marketing rather than using the methodology defined in our S-1 filing which is based on gross profit. Using gross profit to calculate estimated payback periods for Q4 2021 and Q3 2022 results in periods of 16 months and 5 months, respectively.

Accordingly, on an “apples to apples” basis, the increases in estimated payback periods from 2018, 2019 and 2020 are substantially less than previously indicated. The factors primarily contributing to these more limited increases were: increases to our customer acquisition costs as a result of increased marketing investment, and declines in our projected gross profit per paying user primarily as a result of lower than projected user retention.

Finally, our Q3 2022 cohort payback period remains longer than our 2020 cohort payback periods despite user acquisition costs being at significantly lower levels because of declines in projected gross profit in Q3 2022. Projected gross profit is based on the performance of our realized cohorts, which had lower user retention than the cohorts used to estimate the 2020 payback periods.

Our Financial Model, page 31

3.We note from your proposed revised disclosures and response to prior comment 3 that Bonus Cash returned from prior winnings may be used to pay entry fees and is included in the prior winnings component of GMV. Please tell us whether you recognize revenue on entry fees paid with Bonus Cash returned from prior winnings and if so, whether you also recognize a reduction of revenue or sales and marketing expense related to this Bonus Cash. In this regard, we note that the end-user liability account only includes prior winnings that may be withdrawn by the user.

Response:

We respectfully advise the Staff that we recognize revenue on each paid (Cash or Bonus Cash) competition on the Skillz platform. The revenue we recognize is based on our revenue sharing arrangement with our developers. As disclosed in Note 2 (“Summary of Significant Accounting Policies – Revenue Recognition”) of our consolidated financial statements, our revenue share is based on total entry fees for paid Competitions, regardless of how they are paid, net of end-user prizes (i.e., winnings from the Competitions, including Bonus Cash, as discussed further below) and other costs to provide the Monetization Services.

Specifically, as it relates to our Bonus Cash end user incentives, when Bonus Cash used to pay entry fees is lost by an end user (i.e. the end user that paid with Bonus Cash loses the Competition), we record an end user liability for the amount of cash winnings owed to the end user who won the Competition and either a reduction of revenue or a sales and marketing expense based on our accounting policy. In other words, when Bonus Cash is lost by an end user, this is the point at which we have paid or incurred the cost of the Bonus Cash. This Bonus Cash has now become “real cash” for the winning end user. That end user may decide to use that cash to enter into subsequent paid competitions or withdraw it.

When Bonus Cash used to pay entry fees is won and returned to that end-user (i.e., returned as winnings), we do not record an end-user liability, and do not record a corresponding reduction of revenue or a sales and marketing expense, because the Bonus Cash returned in the form of winnings is not available for withdrawal by the end-user. While such Bonus Cash returned as winnings can be used to enter into subsequent competitions, this amount is deducted when calculating revenue from the Competition because the Company's revenue / revenue share is determined based on total entry fees less prizes (or winnings), as noted above.

We have included below a more detailed example of this scenario to illustrate the response above with the corresponding impact on the consolidated financial statements. We respectfully advise the Staff that this example is not a typical fact pattern for the Company, and does not have a material impact on the financial statements, as games almost always include entry fees paid for using cash deposits from end users.

Illustrative Example:

Background: Two end users enter into a competition and they both use Bonus Cash to pay for their respective entry fees. The entry fee is $6 for each end user for a total of $12 in entry fees and the winning end user will receive $10 in prizes. This $10 prize amount consists of the $6 entry fee that was paid with Bonus Cash plus an additional $4 in winnings that can now be withdrawn. The losing end user loses their $6 entry fee paid with Bonus Cash. To illustrate approximate developer revenue share after all costs to provide the Monetization Services, we assume our revenue sharing formula with the developer results in a 90% Skillz and 10% developer split.

Impact on consolidated financial statements:

1. If the Bonus Cash is an end-user incentive recorded as a sales and marketing expense in accordance with our accounting policy, the following is the GAAP financial statement impact:

Skillz Revenue	$1.80	Entry Fees Less Prizes then multiplied by 90%: [($12 - $10) x 90%]
Due from Developer	$1.80
End User Liability	$4.00	$10 Prize less $6 Bonus Cash Returned to the winning user which cannot be withdrawn
Sales and Marketing	$4.00

2. If the Bonus Cash is an end user incentive recorded as a reduction of revenue in accordance with our accounting policy, the following is the GAAP financial statement impact:

Skillz Revenue	$(2.20)	Entry Fees Less Prizes then multiplied by 90% less Contra Revenue Incentive: [($12 - $10) x 90%-$4]
Due from Developer	$1.80
End User Liability	$4.00	$10 Prize less $6 Bonus Cash Returned to the winning user which cannot be withdrawn

___________

As an update to our letter to the Staff dated September 1, 2022, and our subsequent discussion on February 1, 2023, we have confirmed that we do have the ability to estimate the percentage of prior winnings from Bonus Cash versus new cash deposits included in GMV. Accordingly, we have revised and updated our disclosure in the manner set forth in the new footnotes below, which include estimates of the underlying components of GMV:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
As a percentage of GMV (%)
Prior winnings (1)	81%	80%	81%	81%
Cash deposits (2)	12%	10%	12%	10%
End user incentives (3)	7%	10%	7%	9%
As components of average GMV per paying monthly active user ($)
Prior winnings	$302.7	$321.4	$275.8	$335.7
Cash deposits	$46.7	$43.6	$41.3	$44.9
End user incentives	$26.2	$34.8	$25.0	$32.9
As components of average GMV per monthly active user ($)
Prior winnings	$58.2	$54.8	$50.7	$59.8
Cash deposits	$9.0	$7.4	$7.6	$8.0
End user incentives	$5.0	$5.9	$4.6	$5.9

(1)     ‘Prior winnings’ includes Cash and Bonus Cash that are in the end-user’s account as a result of winnings from Competitions. For the three and nine months ended September 30, 2022, prior winnings from Bonus Cash and Cash were 8% and 92%, respectively. For the three months ended September 30, 2021, prior winnings from Bonus Cash and Cash were 10% and 90%, respectively. For the nine months ended September 30, 2021, prior winnings from Bonus Cash and Cash were 9% and 91%, respectively.

(2)     ‘Cash deposits’ represents currency deposits into the end-user’s Skillz account during the respective period.

(3)     ‘End user incentives’ is based on amounts recorded as a reduction of revenue or sales and marketing expense during the respective period. End-user incentives primarily consist of (i) Bonus Cash, (ii) Ticketz (which can be redeemed for Bonus Cash) and (iii) promotional offers. Refer to Note 2 of our consolidated financial statements for further information.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (408) 416-1326.

Sincerely,

/s/ Stanley Mbugua
Stanley Mbugua
Chief Accounting Officer

CC: Andrew Paradise
Steven Gavin, Winston & Strawn LLP